

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2011

Via Facsimile

Mr. Thurman K Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

      Re: Cirrus Logic, Inc.
             Form 10-K for the fiscal year ended March 26, 2011
             Filed on May 25, 2011
             File No. 000-17795

Dear Mr. Case:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 26, 2011

Note 9. Legal Matters, page 52

1. We reference the disclosure on page 52 that "charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, intellectual property, employment disputes, as well as other issues. Frequent claims and litigation involving these types of issues are not uncommon in our industry. As to any of these

potential claims or litigation, we cannot predict the ultimate outcome with certainty."
Please note that the guidance in FASB ASC 450-10 does not require you to estimate the
ultimate outcome with certainty. Please tell us how your disclosure is consistent with the
guidance from FASB ASC 450-20-50-3 and 50-4.

Note 15. Income Taxes, page 60

2   We note that the deferred tax asset valuation allowance decreased $157.8 million in fiscal
    2011 and that deferred tax assets comprise a significant amount of total assets as of
    March 26, 2011. Please tell us the factors that resulted in the significant decrease to the
    deferred tax asset valuation allowance in fiscal 2011 and how you were able to conclude
    that it is more likely than not that you will be able to generate sufficient taxable income
    to realize your deferred tax assets. Please discuss your consideration of all available
    evidence, both positive and negative, you evaluated. Refer to FASB ASC 740-10-30.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

    You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-
3676 if you have questions regarding these comments. In this regard, do not hesitate to contact
Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief